Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use and incorporation by reference in the prospectus supplement dated October 8, 2026 (the “Prospectus Supplement”) of Electrovaya Inc. (the “Company”), which forms part of the Registration Statement on Form F-10 (File No. 333-299298), of our auditor’s report dated December 10, 2025 relating to the consolidated financial statements of the Company as at September 30, 2025 and 2024 and for each of the years in the two-year period ended September 30, 2025, as included in the Form 40-F of the Company for the year ended September 30, 2025, as filed with the United States Securities and Exchange Commission.

We also consent to the reference to our firm under the headings “Documents Filed as Part of the Registration Statement,” “Interest of Experts” and “Auditors, Transfer Agent and Registrar” and in the Prospectus Supplement.

/s/ MNP LLP

Chartered Professional Accountants

Licensed Public Accountants

October 8, 2026

Toronto, Canada

MNP LLP
1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9	1.877.251.2922 T: 416.596.1711 F: 416.596.7894